EXHIBIT 99.1

Statement of total voting rights and shares forming the company’s share capital on March 10th, 2021

Article R. 22-10-23 of the French Commercial Code

Market : Euronext Paris
ISIN code / Mnemo : FR0013233012 / IVA
Web site : www.inventivapharma.com

Date	Number of Shares Outstanding	Total voting rights, gross (1)	Total voting rights, net (2)
March 10, 2021	38 630 261	50 473 718	50 433 195

  The total number of gross (or “theoretical”) voting rights is used as the basis for calculating threshold crossings. In accordance with Article 223-11 of the AMF General Regulations, this number is calculated on the basis of all shares to which voting rights are attached, including those for which voting rights have been suspended.

  The total number of net (or “exercisable at a Shareholders’ Meeting”) voting rights is calculated without taking into account shares for which voting rights have been suspended, i.e. treasury shares (including shares purchased under the liquidity contract). It is released in order to ensure that the public is properly informed.

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of NASH, MPS and other diseases with significant unmet medical need.

Leveraging its expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation, Inventiva is currently advancing two clinical candidates, as well as a deep pipeline of earlier stage programs.

Lanifibranor, its lead product candidate, is being developed for the treatment of patients with NASH, a common and progressive chronic liver disease for which there are currently no approved therapies. In 2020, Inventiva announced positive topline data from its Phase IIb clinical trial evaluating lanifibranor for the treatment of patients with NASH and obtained Breakthrough Therapy and Fast Track designation for lanifibranor in the treatment of NASH.

Inventiva is also developing odiparcil, a second clinical stage asset, for the treatment of patients with subtypes of MPS, a group of rare genetic disorders. Inventiva announced positive topline data from its Phase IIa clinical trial evaluating odiparcil for the treatment of adult MPS VI patients at the end of 2019 and received FDA Fast Track designation in MPS VI for odiparcil in October 2020.

In parallel, Inventiva is in the process of selecting an oncology development candidate for its Hippo signalling pathway program. Furthermore, the Company has established a strategic collaboration with AbbVie in the area of autoimmune diseases. AbbVie has started the clinical development of ABBV‑157, a drug candidate for the treatment of moderate to severe psoriasis resulting from its collaboration with Inventiva. This collaboration enables Inventiva to receive milestone payments upon the achievement of pre-clinical, clinical, regulatory and commercial milestones, in addition to royalties on any approved products resulting from the collaboration.

The Company has a scientific team of approximately 70 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, as well as in clinical development. It also owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly‑owned research and development facility.

Inventiva is a public company listed on compartment C of the regulated market of Euronext Paris (ticker: IVA - ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com

Contacts

Inventiva Frédéric Cren Chairman & CEO info@inventivapharma.com +33 3 80 44 75 00	Brunswick Group Yannick Tetzlaff / Tristan Roquet Montegon / Aude Lepreux Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Investor relations patti.bank@westwicke.com +1 415 513-1284

Attachment

  Inventiva - PR - number of shares and voting rigts as at 10 March 2021 (https://ml-eu.globenewswire.com/Resource/Download/94a010e3-0d8d-4a5a-af8a-9fc332c5d363)